                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  Viasoft, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                                       and
                         Preferred Share Purchase Rights
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   92552U-10-2
          ------------------------------------------------------------
                                 (CUSIP Number)


                          Kristine Kennedy Rieger, Esq.
              Senior Vice President, Secretary and General Counsel
                            Allen Systems Group, Inc.
                             1333 Third Avenue South
                              Naples, Florida 34102
                                 (800) 932-5536


                                    Copy to:
                           Robert E. McLaughlin, Esq.
                              Steptoe & Johnson LLP
                          1330 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                            Telephone: (202) 429-3000


          ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 5, 2000
                        --------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ASG Sub, Inc.                      I.R.S. Identification No.:   [                ]
         Allen Systems Group, Inc.          I.R.S. Identification No.:   [                ]
         Arthur L. Allen

- ------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [_]
                (b) [_]

- ------------------------------------------------------------------------------
 3       SEC USE ONLY

- ------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK

- ------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
         N/A

- ------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Allen Systems Group, Inc. - Delaware
         ASG Sub, Inc. - Delaware
         Arthur L. Allen - USA

- ------------------------------------------------------------------------------

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


                            7       SOLE VOTING POWER
                                    ASG Sub, Inc.               9,111,209
                                    Allen Systems Group, Inc.   9,111,209
NUMBER OF                           Arthur L. Allen             9,111,209
SHARES            ----------------------------------------------------------
BENEFICIALLY                8       SHARED VOTING POWER
OWNED BY                            ASG Sub, Inc.               0
EACH                                Allen Systems Group, Inc.   0
REPORTING                           Arthur L. Allen             0
PERSON            ----------------------------------------------------------
WITH                        9       SOLE DISPOSITIVE POWER
                                    ASG Sub, Inc.               9,111,209
                                    Allen Systems Group, Inc.   9,111,209
                                    Arthur L. Allen             9,111,209

                  ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    ASG Sub, Inc.               0
                                    Allen Systems Group, Inc.   0
                                    Arthur L. Allen             0

                  ----------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         ASG Sub, Inc.                9,111,209
         Allen Systems Group, Inc.    9,111,209
         Arthur L. Allen              9,111,209

- ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

      [_]
- ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         ASG Sub, Inc.                87%
         Allen Systems Group, Inc.    87%
         Arthur L. Allen              87%

- ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Allen Systems Group, Inc.    CO
         ASG Sub, Inc.                CO
         Arthur L. Allen              IN

- ------------------------------------------------------------------------------

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


ITEM 1.   SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Viasoft, Inc., a Delaware corporation (the "Issuer"), and the associated Preferred Share Purchase Rights issued pursuant to that certain Rights Agreement between the Issuer and Harris Trust and Savings Bank, as rights agent, dated as of April 20, 1998, as amended on July 14, 1999 and April 27, 2000 (the "Rights" and together with the Common Stock, the "Shares"). The address of the principal executive offices of the Issuer is 4343 East Camelback Road, Suite 205, Phoenix, Arizona 85018.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is filed by ASG Sub, Inc. ("ASG Sub"), a Delaware corporation, Allen Systems Group, Inc. ("Allen Systems"), a Delaware corporation and Arthur L. Allen. ASG Sub is a wholly owned subsidiary of Allen Systems. Arthur L. Allen is the founder and Chief Executive Officer, President, Treasurer, sole director and sole shareholder of Allen Systems. Set forth on Schedule A is the name of each of the directors and executive officers of ASG Sub and Allen Systems and the present principal occupation or employment of each such person.

         (b) The business address of the principal office of ASG Sub, Allen Systems and Arthur L. Allen is 1333 Third Avenue South, Naples, Florida 34102.

         (c) ASG Sub was formed solely for the purpose of acquiring the Shares and is engaged in no other business. ASG Sub is a wholly owned subsidiary of Allen Systems. Allen Systems is a privately held, computer software company that focuses on providing enterprise software for breakthrough productivity.

         (d) To the knowledge of the undersigned, during the last five years, neither ASG Sub, Allen Systems, Arthur L. Allen, nor any other person named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the knowledge of the undersigned, during the last five years, neither ASG Sub, Allen Systems, Arthur L. Allen nor any other person named on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Arthur L. Allen and each of the other individuals identified on Schedule A is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ASG Sub acquired 9,111,209 Shares for $76,534,156 through a cash tender offer of $8.40 per share in cash. All of the purchase price, together with expenses of the acquisition, was financed from the proceeds of a $100 million loan from LaSalle Bank N.A. and KeyBank

National Association (the "Banks") under the terms of a credit agreement dated as of April 26, 2000 among the Banks, ASG Sub and Allen Systems (the "Credit Agreement").

         ASG Sub and Allen Systems have pledged their assets, including the 9,111,209 Shares acquired in the Offer (defined below), to the Banks to secure the repayment of this loan, and the Issuer has guaranteed such repayment and pledged its assets to the Banks as security for such repayment, pursuant to the terms of the Credit Agreement. For a more detailed description of the terms of the Credit Agreement, see "Special Factors--9. Financing of the Offer and Merger" in the Offer to Purchase, as amended (the "Offer to Purchase"), a copy of which has been previously filed as Exhibit (a)(1) to the Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 4, 2000 by Allen Systems, ASG Sub and the Issuer, as amended (the "Schedule TO") and which is incorporated herein by reference as Exhibit 5.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a)-(j) The Shares were acquired through a combined tender offer commenced by ASG Sub and the Issuer on May 4, 2000 (the "Offer") pursuant to an Agreement and Plan of Merger by and among the Issuer, Allen Systems, and ASG Sub, entered into on April 27, 2000 and amended on May 25, 2000 (the "Merger Agreement"). As a result of this Offer, on June 5, 2000, ASG Sub and the Issuer acquired, for $8.40 per share, an aggregate of approximately 16.9 million (93%) of the Shares which were issued and outstanding immediately prior to the consummation of the Offer, including the 9,111,209 Shares acquired by ASG Sub referred to under Item 3 above.

         Pursuant to the terms of the Merger Agreement, ASG Sub has agreed to vote, or cause to be voted, all Shares owned by it in favor of the adoption of the Merger Agreement and approval of the merger of ASG Sub with and into the Issuer (the "Merger"), as contemplated by the Merger Agreement. In the Merger, each outstanding Share that is not owned by ASG Sub or the Issuer (or by shareholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $8.40 net in cash, without interest, and the Issuer will become a wholly owned subsidiary of Allen Systems (the "Surviving Corporation").

         The Surviving Corporation's management will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy that it considers to be in the best interests of the Surviving Corporation and its shareholder, Allen Systems. Management of the Surviving Corporation may, from time to time, evaluate and review the Issuer's businesses, operations and properties and make such changes as are deemed appropriate including the transfer of all or part of the Surviving Corporation's assets or business to Allen Systems.

         The Merger Agreement provides that promptly after the purchase of 51% of the outstanding Shares on a fully diluted basis by ASG Sub and the Issuer pursuant to the Offer, ASG Sub shall be entitled to designate such number of directors to the Board of Directors of the Issuer (the "Issuer Board"), as will give ASG Sub representation proportionate to its ownership interest. Pursuant thereto, John J. Barry III, Alexander S. Kuli, and J. David Parrish have resigned from their positions on the Issuer Board and Arthur L. Allen, Kristine Kennedy Rieger,

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

and Patrick L. Pullen have been appointed to the Issuer Board to fill the vacancies created by such resignations. They have also been appointed as the senior officers of the Issuer.

         ASG Sub intends to initiate the termination of the registration of the Shares under the Securities Exchange Act of 1934 (the "Exchange Act") no later than promptly following consummation of the Merger. At such time, the Shares will no longer be quoted on the Nasdaq National Market ("Nasdaq") and there will be no public market for the Shares.

         The preceding description of the Merger Agreement is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger dated as of April 27, 2000 by and between Allen Systems, ASG Sub and the Issuer, and to the First Amendment to Agreement and Plan of Merger dated as of May 25, 2000 by and between Allen Systems, ASG Sub and the Issuer, copies of which have been previously filed with the Commission as exhibits to the Schedule TO and which are incorporated herein by reference as Exhibits 1 and 2, respectively. The preceding description of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement dated as of April 26, 2000 by and among ASG Sub, Allen Systems, LaSalle Bank, N.A. and KeyBank National Association, a copy of which has also been previously filed with the Commission as an exhibit to the Schedule TO and which is incorporated herein by reference as Exhibit 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the date hereof, ASG Sub owns of record and beneficially and has the sole power to vote and sole power to dispose or direct the disposition of 9,111,209 Shares which represent approximately 87% of the Issuer's outstanding Shares. These same Shares are also owned beneficially by Allen Systems and Arthur L. Allen by virtue of their respective direct and indirect 100% ownership of ASG Sub. As President of ASG Sub and President and sole owner of Allen Systems, Arthur L. Allen has the sole power to vote and sole power to dispose or direct the disposition of such Shares.

         (c) Except as otherwise set forth herein, to the knowledge of the undersigned, ASG Sub, Allen Systems, Arthur L. Allen and the other persons listed on Schedule A have not effected any transactions in Shares during the past 60 days.

         (d) Except as provided by the terms of the Credit Agreement, no person other than ASG Sub, Allen Systems and Arthur L. Allen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported on herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         ASG Sub entered into a Shareholder Tender and Voting Agreement, dated as of April 27, 2000, with all of the then directors and executive officers of the Issuer (the "Shareholder Agreement"). These directors and executive officers owned, in the aggregate, approximately

339,427 Shares, constituting approximately 1.9% of all Shares outstanding on April 28, 2000. Under the Shareholder Agreement, each shareholder party agreed, among other things, (i) to tender pursuant to the Offer all Shares then owned or later acquired by the shareholder and not to withdraw such tender (subject to applicable law) unless and until the Merger Agreement was terminated in accordance with its terms, (ii) if the Offer were not consummated, to vote such Shares in favor of the Merger and against any competing merger, consolidation, combination, sale of assets, reorganization, joint venture or recapitalization, or any liquidation or winding up of the Issuer and against any amendment of the Issuer's certificate of incorporation or bylaws which would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under or with respect to, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (iii) generally not to sell, transfer, encumber, pledge, dispose of or grant an option with respect to such Shares until the earlier of termination of the Merger Agreement or the record date for the meeting at which shareholders of the Issuer were asked to vote on the Merger (other than pursuant to the Offer) and (iv) from the consummation of the Offer to the closing of the Merger, not to exercise stock options for Shares or other rights to acquire capital stock of the Issuer. The preceding description of the Shareholder Agreement is qualified in its entirety by reference to the full text of the Shareholder Agreement, a copy of which has been previously filed with the Commission as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference as Exhibit 4.

         Other than as reflected in the Offer to Purchase, the Merger Agreement, the Shareholder Agreement and the Credit Agreement, to the knowledge of the undersigned, ASG Sub, Allen Systems, Arthur L. Allen and the other persons named on Schedule A are not parties to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any equity securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

1. Agreement and Plan of Merger, dated as of April 27, 2000, by and among the Issuer, Allen Systems and ASG Sub (incorporated herein by reference to Exhibit (d)(1) of Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000).

2. First Amendment to Agreement and Plan of Merger, dated as of May 25, 2000 by and among Allen Systems, ASG Sub and the Issuer (incorporated herein by reference to Exhibit (d)(5) of Amendment No. 2 to Schedule TO filed by Allen Systems and ASG Sub on May 25, 2000).

3. Credit Agreement, dated as of April 26, 2000, among ASG Sub, Allen Systems, LaSalle Bank, N.A., and KeyBank National Association (incorporated herein by reference to Exhibit
                  (b)(10) of Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000).

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

4. Shareholder Tender and Voting Agreement, dated as of April 27, 2000, by and among ASG Sub, Inc. and certain of the holders of Shares of the Issuer (incorporated herein by reference to Exhibit (d)(4) of the Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000).

5. Offer to Purchase, dated May 4, 2000, as amended, (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000, as amended).

The agreement of the parties pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act is included under the heading "Signatures" below.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.

Date:   June 14, 2000

                                         /s/ Arthur L. Allen
                                         -----------------------------------
                                         ARTHUR L. ALLEN


                                         ASG SUB, INC.


                                         By: /s/ Arthur L. Allen
                                            --------------------------------
                                            Arthur L. Allen
                                            President


                                         ALLEN SYSTEMS GROUP, INC.


                                         By: /s/ Arthur L. Allen
                                            --------------------------------
                                            Arthur L. Allen
                                            President

                                  EXHIBIT INDEX

Exhibit No.                                 Description
-----------                                 -----------
      1.              Agreement and Plan of Merger, dated as of April 27, 2000,
                      by and among the Issuer, Allen Systems and ASG Sub
                      (incorporated herein by reference to Exhibit (d)(1) of
                      Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000).

      2. First Amendment to Agreement and Plan of Merger, dated as of May 25, 2000 by and among Allen Systems, ASG Sub and the Issuer (incorporated herein by reference to Exhibit
                      (d)(5) of Amendment No. 2 to Schedule TO filed by Allen
                      Systems and ASG Sub on May 25, 2000).

      3.              Credit Agreement, dated as of April 26, 2000, among ASG
                      Sub, Allen Systems, LaSalle Bank, N.A., and KeyBank
                      National Association (incorporated herein by reference to Exhibit (b)(10) of Schedule TO filed by Allen Systems, ASG
                      Sub and the Issuer on May 4, 2000).

      4.              Shareholder Tender and Voting Agreement, dated as of April
                      27, 2000, by and among ASG Sub, Inc. and certain of the holders of Shares of the Issuer (incorporated herein by reference to Exhibit (d)(4) of the Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000).

      5.              Offer to Purchase, dated May 4, 2000, as amended,
                      (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO filed by Allen Systems, ASG Sub and the Issuer on May 4, 2000, as amended).

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



                                   Schedule A
                                  -----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   ASG SUB, INC. AND ALLEN SYSTEMS GROUP, INC.

Name and Present Principal Occupation Including Name of Employer(1)


========================================================

Arthur L. Allen
Chief Executive Officer, President, Treasurer and Sole Director
Allen Systems Group, Inc. and ASG Sub, Inc.
1333 Third Avenue South
Naples, Florida  34102


-------------------------------------------------------------------------

Kristine Kennedy Rieger
Senior Vice President, Secretary and General Counsel
Allen Systems Group, Inc. and ASG Sub, Inc.
1333 Third Avenue South
Naples, Florida  34102


-------------------------------------------------------------------------

Patrick L. Pullen
Chief Financial Officer and Senior Vice President
Allen Systems Group, Inc. and ASG Sub, Inc.
1333 Third Avenue South
Naples, Florida  34102








---------------------------------
         (1) Effective on June 5, 2000, in accordance with the terms of the Merger Agreement, Mr. Allen was elected and appointed President, Chief Executive Officer, Treasurer and Chairman of the Board of Viasoft, Inc.; Ms. Rieger was elected and appointed Senior Vice President, Secretary, General Counsel and a Director of Viasoft, Inc.; and Mr. Pullen was elected and appointed Senior
Vice President, Chief Financial Officer and a Director of Viasoft, Inc.


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